02018618

AB

VX 3-7-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAR 01 2002

SEC FILE NUMBER
8-26701

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SENTRA SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2355 NORTHSIDE DRIVE, SUITE 200
(No. and Street)

SAN DIEGO	CALIFORNIA	92108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT HEISING — 619-471-3715
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

350 SOUTH GRAND AVENUE	LOS ANGELES	CA	90071-34
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KG 3/22

OATH OR AFFIRMATION

I, SCOTT HEISING, swear (or affirm) that, to the best of my knowledge and belief the acco. nying financial statement and supporting schedules pertaining to the firm of SENTRA S.CURITIES CORPORATION, as of DECEMBER 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

CHERYL APPLEBY
Commission # 1325894
Notary Public - California
San Diego County
My Comm. Expires Oct 18, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sentra Securities Corporation
An indirect wholly owned subsidiary of American International Group, Inc.
Table of Contents to Report on Financial Statement
December 31, 2001

	Page
Report of Independent Accountants	1
Financial Statement	
Statement of Financial Condition	2
Notes to Financial Statement	3 - 6
Additional Information	

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
750 B Street, Suite 2900
San Diego CA 92101
Telephone (619) 744 8000

Report of Independent Accountants

To the Shareholder of
Sentra Securities Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Sentra Securities Corporation (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 15, 2002

Sentra Securities Corporation
An indirect wholly owned subsidiary of American International Group, Inc.
Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 8,278,926
Accounts receivable:	
Concessions	1,900,000
Due from affiliates	199,801
Other	1,425,842
Securities owned, at market value	34,151
Prepaid expenses and other assets	245,159
Notes receivable from registered representatives	4,583,484
Intangible assets, net	19,359,065
Deferred taxes	816,000
Total assets	$36,842,428
Liabilities and Stockholder's Equity	
Commissions payable	$ 1,591,213
Accounts payable and accrued expenses	1,472,995
Securities sold, not yet purchased	241,433
Income taxes payable to Parent	4,664,239
Other accrued liabilities	163,827
Total liabilities	8,133,707
Stockholder's equity	
Common stock, $1 stated value, 1,025,000 shares authorized, 2,045 issued and outstanding	3,000
Additional paid-in capital	21,858,164
Retained earnings	6,847,557
Total stockholder's equity	28,708,721
Total liabilities and stockholder's equity	$36,842,428

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

Sentra Securities Corporation (the "Company") is a wholly owned subsidiary of SunAmerica Financial Network, Inc. ("Parent"), which is indirectly owned by American International Group, Inc. ("AIG"). The Company is a broker-dealer registered with the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisors Act of 1940. The Company is also registered as a Futures Commission Merchant with the Commodities Futures Trading Commission and is a member of the National Futures Association. The Company's primary business is the sale of financial products through its independent registered representatives. The Company clears all transactions through an unaffiliated broker-dealer on a fully disclosed basis.

2. Significant Accounting Policies

Concessions Revenue and Expense
Concessions revenue and commissions expense are recorded on a trade date basis.

Cash and Cash Equivalents
Cash and cash equivalents are defined as short-term investments having an original maturity of three months or less.

Financial Instruments
Securities owned and securities sold, not yet purchased, are valued at market with unrealized gains and losses reflected in the statement of operations.

Notes Receivable from Registered Representatives
Notes receivable from registered representatives consist of loans with maturities ranging from one to five years.

Intangible Assets
Goodwill in the amount of $10,816,040 arose from recording the 1998 purchase of the Company by the Parent on the Company's books. During 2001, additional consideration amounting to $5,082,511 was paid by the Parent and recorded as goodwill by the Company.

During 1999, the Parent purchased the business of certain registered representatives from United Pacific Securities, Inc. Goodwill and additional paid in capital in the amount of $3,355,639 was recorded at that time on the Company's books. During 2000, additional consideration amounting to $2,213,810 was agreed upon pursuant to the agreement, of which $699,988 was paid and recorded as goodwill in 2001.

Goodwill is being amortized on a straight-line basis over 25 years from the acquisition date. Management periodically evaluates intangible assets for impairment.

Income Taxes
The Company is included in the AIG consolidated federal income tax return for the year ended December 31, 2001. For financial reporting purposes, income taxes are recorded as if a separate company return were filed. Accordingly, deferred tax assets and liabilities reflect the future tax consequences of the temporary differences between the financial reporting and tax bases of assets and liabilities using current tax rates.

Concentration of Credit Risk
The Company is potentially subject to concentrations of credit risk. The Company regularly reviews the credit worthiness of the institutions with which it conducts business.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Future Accounting Requirements
In July 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under SFAS No. 142, goodwill will be tested annually and whenever events or circumstances occur that indicate goodwill might be impaired. The Company will adopt the new standards as of January 1, 2002. The Company does not expect these standards to have an adverse effect on its operating results or financial position.

3. Contractual Services

The Company had a service agreement with a non-affiliated company, WS Griffith & Co; Inc. ("WS Griffith). The service agreement required the Company to provide WS Griffith's representatives a full range of supportive services, including processing sales transactions. In return for these services, the Company charged between 3 to 4% of gross concessions.

WS Griffith decided to terminate the service agreement with the Company effective March 31, 2001 ("Separation date"). The termination agreement between the Company and WS Griffith provides for the recruitment of the Company's personnel and transition assistance during 2001 for an agreed upon payment of $1,200,000.

4. Related Party Transactions

The Company provides Spelman & Co., Inc. ("Spelman"), an affiliated company, with personnel, office space and certain other administrative support services pursuant to a cost-sharing agreement. Costs are allocated to Spelman based on its percentage of total monthly gross concessions revenue. During the current period, the Company allocated an average of 24% of such costs to Spelman.

Fixed assets for the Company and Spelman are recorded on Spelman's books. The related depreciation expenses are allocated between the entities in accordance with the cost-sharing agreement.

5. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customers' transactions, as defined. At December 31, 2001, the Company had net capital of $1,909,250, which was $1,658,250 in excess of the amount required.

Under Regulation 1.17 of the Commodities Exchange Act, the Company is required to maintain a minimum net capital of the greater of: i) $6,000 per commodities branch; ii) $3,000 per commodities licensed registered representative; iii) $250,000; or iv) the Rule 15c3-1 requirement. At December 31, 2001, the Rule 15c3-1 requirement was the greater of the four.

6. Income Taxes

The components of federal and state income taxes for the year ended December 31, 2001 are as follows:

Current	
Federal	$ 1,705,433
State	132,699
Deferred	
Federal	(231,243)
	$ 1,606,889

The tax effect of temporary differences, which gave rise to, deferred tax assets and liabilities for the year ended December 31, 2001 are as follows:

Deferred compensation	$ 714,000
Fixed assets	115,000
Other	(13,000)
	$ 816,000

7. Commitments and Contingencies

Litigation

The Company is involved in various claims and lawsuits arising in the normal conduct of its business. In the opinion of management, the amounts which will ultimately be required, if any, in connection with these matters will have no material effect on the financial position or the results of operations of the Company.

Deferred Compensation
The Parent has established a nonqualified deferred compensation plan in which certain of the Company's registered representatives may elect to participate along with registered representatives of other affiliated companies on a national basis. The amounts owed by the Company are paid into a trust account maintained by an affiliate. The value of the deferred compensation fluctuates with the value of the deferred investment alternatives chosen. AIG has provided a full and unconditional guarantee of the obligations to pay the deferred compensation under the plan.

Clearing Broker-dealer
In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities and commodities transactions. The Company uses a clearing broker-dealer to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off balance sheet risk in the event margin requirements are not sufficient to fully cover losses, which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

Leases
The Company has a non-cancelable lease for its office space, which expires in 2006. The Company incurred rent expense of $751,911 for the year ended December 31, 2001. The lease provided for abatements during the first twelve months of the lease term. The effect of the rent abatement is being recognized on a straight-line basis over the lease term.

At December 31, 2001, the Company had the following commitments under various long-term non-cancelable operating leases, which expire on various dates through 2006:

Year Ending December 31,	
2002	$ 774,472
2003	816,674
2004	835,847
2005	855,019
Thereafter	1,864,130
	$ 5,146,142